December 2, 2011

Richard Pfordte, Branch Chief, Division of Investment Management

Valerie J. Lithotomos, Senior Counsel

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Versus Capital Multi-Manager Real Estate Income Fund LLC
File Nos. 333-172947; 811-22534

Dear Mr. Pfordte and Ms. Lithotomos:

On March 18, 2011, Versus Capital Multi-Manager Real Estate Income Fund LLC (the “Registrant” or the “Fund”) filed its registration statement on Form N-2 (“Initial Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”).  The Fund amended the Initial Registration Statement by filing Pre-Effective Amendment No. 1 (“Amendment No. 1”), Pre-Effective Amendment No. 2 (“Amendment No. 2”) and Pre-Effective Amendment No. 3 (“Amendment No. 3” and, together with the Initial Registration Statement, Amendment No. 1 and Amendment No. 2, the “Registration Statement”) on July 13, 2011, July 20, 2011 and August 29, 2011, respectively.

In response to your comments to the Registration Statement provided to us by telephone conversation with Ms. Lithotomos on November 30, 2011 and Mr. Pfordte and Ms. Lithotomos on December 1, 2011, please find below the following responses.  Each of your comments is set forth below with our response immediately following. Please note that this letter is being submitted together with a draft of the Registrant’s proposed Pre-Effective Amendment No. 4 (“Amendment No. 4”).  Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement. Unless otherwise noted, references to page numbers shall mean page numbers of Amendment No. 4.

1.                                       Comment:   You asked how frequently the Fund calculates the net asset value of the Fund’s Shares.

Response:  The Fund’s net asset value will be calculated on each Business Day. This disclosure is set forth in the first sentence under the heading “CALCULATION OF NET ASSET VALUE” on page 63 of Amendment No. 4.

2.                                       Comment:   You asked whether Shares would be offered and sold for less than the net asset value of the Shares.

Response:  As stated on pages iii, iv, 2 and 60, the Shares will be offered and sold at the Fund’s net asset value per Share as of the date that a request to purchase shares is received and accepted by or on behalf of the Fund.

3.                                       Comment:   You asked whether there is a minimum capitalization before the Fund goes forward with its business.

Response:  There is no minimum capitalization before the Fund goes forward with its business. The fourth risk factor, entitled, “Risk that the Fund Could Be Minimally Capitalized,” addresses the risk of undercapitalization.

4.                                       Comment:   You requested that the cover page set forth with specificity the minimum amount of Shares that are subject to the Fund’s quarterly repurchase policy.

Response:  We have added the following phrase to page iii: “… which repurchase policy provides that each quarter the Fund will offer to repurchase no less than 5% of the outstanding Shares…”

5.                                       Comment:  You requested that the phrase “intends to” be changed to “will” in the following sentences throughout Amendment No. 4: “The Fund intends to invest between 50% and 75% of its assets into Investment Funds managed by Investment Managers…” and “The Fund intends to invest at least 80% of its assets in income-producing Real Estate-Related Investments.”

Response:  We have made the requested changes throughout Amendment No. 4 by revising the sentences in the following manner:

“Under normal market conditions, the Fund will invest between 50% and 75% of its assets into Investment Funds managed by Investment Managers…”

and

“Under normal market conditions, the Fund will invest at least 80% of its assets in Real Estate-Related Investments. In certain extreme circumstances or market environments the Fund may reduce its investment in Real Estate-Related Investments and hold a larger position in cash or cash equivalents and/or deviate from the allocations ranges to Investment Funds and Investment Managers described above.”

6.                                       Comment:   You asked whether there was a minimum amount of the Fund’s assets that would be invested in any one Investment Fund.

Response:  The Fund does not have a requirement to invest a minimum amount of the Fund’s assets in any particular Investment Fund.

7.                                       Comment:   You requested that the term “redemptions” when describing activities of the Investment Funds be changed to “repurchases” on page 1 and throughout Amendment No. 4.

Response:  We have made the requested change throughout Amendment No. 4.

8.                                       Comment:   You asked us to describe more clearly the two roles of the Investment Managers, first with respect to management of Investment Funds, on the one hand, and, second with respect to investment in Real Estate Securities as sub-advisers, on the other hand. Further, you asked us to disclose that agreements with Investment Managers acting as sub-advisers must first be approved by the Board of Directors of the Registrant and a majority of the holders of the Registrant’s outstanding voting securities.

Response:  The Investment Managers for the Fund will manage Investment Funds and may also sub-advise a specified portion of the Fund’s assets to be invested in Real Estate Securities.  Investment Managers will be selected by the Adviser with the assistance of Callan.  We have revised the disclosure on pages iii, 1 and 3 to clarify the multiple roles for which the Investment Managers may be used. We have also added disclosure on page 49 under “MANAGEMENT OF THE FUND — Board’s Oversight Role in Management” to confirm that agreements with Investment Managers acting as sub-advisers must first be approved by the Board of Directors of the Registrant and, unless exemptive relief has been granted by the Commission, a majority of the holders of the Registrant’s outstanding voting securities.

9.                                       Comment:   You requested that we delete the following sentence, which appears in the section “PROSPECTUS SUMMARY - The Fund”: “The Fund’s Adviser has been delegated the responsibility of selecting the Investment Managers utilized by the Fund, as well as the Investment Funds managed by such Investment Managers.”

Response:  We have moved this sentence to the “PROSPECTUS SUMMARY — Adviser” because it is more appropriate there.

10.                                 Comment:   You asked for clarification of the term “utilize” when used to describe how the Fund will use the Investment Managers as sub-advisers to sub-advise between 25% and 50% of the Fund’s assets to be invested in Real Estate Securities.

Response:  We have changed the term “utilize” to “retain certain” throughout Amendment No. 4 to clarify that the Fund will be hiring and paying those Investment Managers acting as sub-advisers.

11.                                 Comment:   You asked for clarification on the role and responsibilities of the Adviser.

Response:  On page 55, we have clarified the role of the Adviser by adding the following sentence:

“The Fund’s Adviser has been delegated the responsibility of selecting the Investment Managers utilized by the Fund, as well as the Investment Funds managed by such Investment Managers. The Adviser will utilize certain Investment Managers to act as sub-advisers for the investment of the Fund’s assets allocated to Real Estate Securities. The Adviser, with the assistance of Callan, allocates the Fund’s assets and, thereafter, evaluates regularly each Investment Manager to determine whether its investment program is consistent with the Fund’s investment objectives and whether its investment performance is satisfactory.”

In addition, the role and responsibilities of the Adviser are set forth with specificity in the section of Amendment No. 4 entitled, “MANAGEMENT OF THE FUND — Adviser and Investment Management Fee,” beginning on page 55.

12.                                 Comment:   You requested that the following sentence be deleted from the Registration Statement, “An investment in the Fund enables shareholders to invest with Investment Managers whose services generally are not available to the investing public or whose Investment Funds may place stringent restrictions on the number and type of persons whose money they will manage.”

Response:  The sentence has been deleted and will not appear in Amendment No. 4.

13.                                 Comment:   You requested that we insert a sentence that the Fund is not a “fund of hedge funds.”

Response:  The following sentence has been added to pages 1 and 41 and page 3 of the SAI: “The Fund will not invest in Investment Funds that hold themselves out or otherwise operate as hedge funds.”

14.                                 Comment:   You asked whether the Investment Funds use leverage.

Response:  Investment Funds may use leverage, as set forth on pages 4, 11, 21, 38, 42 and 44 and page 3 of the SAI. Pages 11, 21, 38 and 42 and page 3 of the SAI further clarify that the Fund intends to limit its borrowing and the overall leverage of its portfolio, inclusive of the leverage employed by the Investment Funds, to an amount that does not exceed 33 1/3% of the Fund’s gross asset value.

15.                                 Comment:   You asked whether the Investment Funds qualify under Section 3(c)(5)(C) of the Investment Company Act.

Response:  All of the Investment Funds qualify for the exemption provided by Section 3(c)(5)(C).

16.                                 Comment:   You asked whether the Investment Funds charge performance fees.

Response:  The Investment Funds in which the Fund will invest will not charge performance fees.

17.                                 Comment:   You asked us to clarify who pays the underwriter/Distributor.

Response:  The Fund pays the Distributor, as set forth in footnote (3) to the table entitled, “Summary of Fund Expenses.”

18.                                 Comment:   You asked us to clarify that the modifier “continuously offered” is not under the Investment Company Act but rather under the Securities Act.

Response:  Throughout Amendment No. 4, the phrase “continuously offered” has been deleted from the sentence:

“Versus Capital Multi-Manager Real Estate Income Fund LLC (the “Fund”) is a recently formed Delaware limited liability company registered under the Investment Company Act, as a non-diversified, closed-end investment company that provides liquidity through a quarterly repurchase policy under Rule 23c-3 of the Investment Company Act.”

We have added the following sentence to pages ii, 1, 40 and 70: “Shares of the Fund will be continuously offered under the Securities Act.”

19.                                 Comment:   You asked for clarification of the meaning of “debt investments secured by real estate.”

Response:  Debt investments secured by real estate are loans secured by real estate, which include commercial real estate loans, including senior mortgage loans, subordinated mortgage loans (also referred to as B-Notes), mezzanine loans and participations in such loans. These debt investments are further disclosed on pages 8 and 48 and page 3 of the SAI.

20.                                 Comment:   You asked for confirmation that when the Investment Managers are hired, the Registrant will file the required agreements and codes of ethics as exhibits to the Registration Statement. You also asked that the Registrant clarify that shareholder approval will be obtained prior to entering into any such agreements.

Response:  The Registrant will file any agreements and codes of ethics as exhibits to the Registration Statement as required by and in accordance with the rules and regulations promulgated under the Investment Company Act and the Securities Act. Furthermore, the Registrant will either obtain shareholder approval to enter into any such agreements or obtain an exemptive order from the SEC. Such information is disclosed on pages 50 and 55.

21.                                 Comment:   You requested that we delete the phrase “directly or indirectly” from the following sentence on page 3 of the Registration Statement: “The Fund will seek to invest in Investment Funds that directly or indirectly invest in real estate through investment vehicles structured as private REITs for federal tax purposes under the Code.”

Response:  We have made the requested deletion in Amendment No. 4.

22.                                 Comment:   You requested that the following sentence on pages iii, 3 and 41 be modified by the Adviser’s belief: “The income from such investment vehicles would typically comply with the RIC 90% investment income requirement under the Code, as described further below and in the SAI.”

Response: We have modified the sentence as requested.

23.                                 Comment:   You asked that we revise the following sentence on page 3 in order to more clearly relate it to the Fund’s investment objectives: “The Fund is a multi-strategy and multi-manager fund that seeks to achieve its investment objectives primarily through the selection and monitoring of Investment Funds and Investment Managers that are supported by Callan’s research and that the Adviser believes may produce attractive returns over time.”

Response:  The sentence has been revised in the following manner:

“The Fund is a multi-strategy and multi-manager fund that seeks to achieve its investment objectives primarily through the selection and monitoring of, and the allocation of assets of the Fund to, Investment Funds and Investment Managers

that are supported by Callan’s research and that the Adviser believes will meet the Fund’s investment objectives.”

24.                                 Comment:   You asked us to delete the phrase “funds or managers” from subsections (iii) and (iv) on pages 3 and 41 of the Registration Statement.

Response:  We have made the requested deletions in Amendment No. 4.

25.                                 Comment:   You asked us to delete the phrase “endeavor to” from the following sentence on page 4 of the Registration Statement: “In addition, some Investment Managers may be newly organized and have no, or only limited, operating histories.  However, the Adviser, with Callan’s assistance, will endeavor to select Investment Managers whose principals have substantial experience investing assets in real estate.”

Response:  We have made the requested deletion in Amendment No. 4.

26.                                 Comment:   In the section “PROSPECTUS SUMMARY — Selection of Investment Managers — Monitoring Investments,” you asked for clarification with respect to the procedures established for valuation.

Response:  This section discusses the monitoring of the performance of the Investment Managers. This section is not intended to be a valuation disclosure. We have added a cross-reference to the valuation of the Investment Funds and the valuation of the Real Estate Securities.

27.                                 Comment:   You asked us to describe how the strategy described under the caption “Global Real Estate Equities” is consistent with the Fund’s objective of capital preservation.

Response:  We have added the following sentence to the lead-in paragraph of the Investment Strategies in order to clarify that no one single strategy is intended to address all of the Fund’s objectives but, rather, that the strategies, implemented on a collective basis, are intended to acheive the Fund’s objectives:

“The following is a brief description of the strategies implemented by the Fund, which strategies are employed on a collective basis to achieve the Fund’s objectives.”

28.                                 Comment:   You asked the Registrant to confirm, if the Registrant enters into a 12b-1 plan, that such plan will comply with applicable rules and regulations.

Response:  The Registrant confirms, if the Registrant enters into a 12b-1 plan, that such plan will comply with applicable rules and regulations.

29.                                 Comment:   You requested that additional detail be given with respect to those expenses that are covered and excluded under the Expense Limitation and Reimbursement Agreement in the section “PROSPECTUS SUMMARY — Expense Limitation and Reimbursement Agreement.”

Response:  We have added disclosure describing those expenses that are covered and excluded under the Expense Limitation and Reimbursement Agreement in such section on page 10.

30.                                 Comment:   You requested that we change the phrase “use leverage” to “borrow” in the section “PROSPECTUS SUMMARY — Borrowing” and the corresponding sections in the Registration Statement

Response:  We have made the requested changes from “use leverage” to “borrow” throughout Amendment No. 4.

31.                                 Comment:   You asked for clarification that the “NAV” in the risk factor entitled, “The Value of the Fund’s Investments May Be Difficult to Ascertain and the Valuations Provided by Investment Managers in Respect of the Investment Funds May Vary From the Amounts the Fund Would Receive Upon Withdrawal of its Investments” relates to the valuation of the Fund’s investment in the Investment Funds and not the NAV of the Fund.

Response:  We have made changes to the language in the risk factor to address this comment.

32.                                 Comment:   You asked that the following sentence be modified to allow for the expense ratio to increase but not for it to decrease.

Response:  The sentence has been revised in the following manner:

“The Fund’s annual expense ratio will increase as the Fund’s asset level decreases.”

33.                                 Comment:   You requested that we not use the defined term, “Effective Date” in footnote 4 to the table entitled, “Summary of Fund Expenses.”

Response:  We have accommodated this request.

34.                                 Comment:   You asked why the table entitled, “Summary of Fund Expenses” does not contain a separate line items for the Adviser’s fee waiver.

Response:  The Registrant did not include a line item for the Adviser’s fee waiver because the Registrant does not expect to exceed the Expense Cap in the Expense Limitation and Reimbursement Agreement. Therefore, the line item would be zero.

35.                                 Comment:   You requested that we delete the phrase “(as determined in the sole discretion of the Adviser)” from the description of expenses that are excluded from the Expense Cap in the Expense Limitation and Reimbursement Agreement.

Response:  We have deleted the phrase.

36.                                 Comment:   You asked that we confirm with the Registrant that it believes that it will receive the full $750,000,000 in proceeds from the offering in the first twelve months and, if so, to state that in our response letter.

Response:  We have confirmed with the Registrant that it believes that it will receive the full $750,000,000 in proceeds from the offering in the first twelve months. The Registrant will amend its prospectus if there is a material impact to fees based upon receiving less than the expected $750,000,000 of proceeds from the offering in the first twelve months.

37.                                 Comment:   You requested that the contents of line item entitled “Acquired fund fees and expenses and other management fees not included in the Investment Management Fee above (Investment Fund and Investment Manager fees and expenses)” in the table entitled, “Summary of Fund Expenses” be moved up in the same table to be included with the line item entitled “Investment Management Fee”. In addition, you requested that the Fund or the Adviser state its expectation of the amount of proceeds the Fund will receive from this offering in the first twelve months.

Response:  We have revised the table entitled, “Summary of Fund Expenses” in accordance with your comments.

38.                                 Comment:   You requested that the Registrant confirm that each manager listed on the list of Approved Managers on page 46 has given its consent to be so listed.

Response:  The Registrant confirms that each manager listed on the list of Approved Managers on pages 45 and 46 has given its consent to be so listed.

*  *  *

The Registrant hereby acknowledges that:

•                  The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these revised disclosures have adequately addressed your concerns.  If you have any questions, please call me at (212) 294-2643 or Basil Godellas at (312) 558-7237.

Best Regards,

/s/ Alan S. Hoffman

Alan S. Hoffman

Cc:	Bill Fuhs — Versus Capital
Mark Quam — Versus Capital